

September 26, 2013

<u>Via E-Mail</u>
J. Scott Drever
Chairman and President
Silvercrest Mines Inc.
Suite 501, 570 Granville Street
Vancouver, British Columbia
Canada V6C 3P1

  Re: Silvercrest Mines, Inc.
    Form 40-F for Fiscal Year Ended December 31, 2012
    Filed April 5, 2013
    File No. 001-35632

Dear Mr. Drever:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Rufus Decker for

      Tia Jenkins
      Senior Assistant Chief Accountant
      Office of Beverages, Apparel and
      Mining